Atlas Copco

03032691

**Securities and Exchange Commission**
**450 Fifth Street, N.W.**
**Washington, D.C. 20549**

**Attention:Office of International Corporate Finai**
**Mail Stop 3-2**

SUPPL

## File No. 82-812

Please find enclosed the following press release from Atlas Copco AB, marked with the above stated number:

- Atlas Copco's Q3 Report Conference Call

Stockholm, Sweden, October 8, 2003

Esin Arvidsson
Group Communications
Atlas Copco AB

PROCESSED
OCT 29 2003
THOMSON
FINANCIAL

Sent by DHL 478 0886 353

dlw 10/23

Atlas Copco

# press information

Group Communications

October 7, 2003

## Atlas Copco's Q3 Report Conference Call

Atlas Copco will publish its Q3 results on Thursday, October 23 at approx. 12:00 PM CET. A conference call will take place at 2:30 PM CET / 8:30 AM EST. Your participation is welcomed.

Participating from Atlas Copco will be Gunnar Brock, President and CEO and Hans Ola Meyer, CFO. The conference call will begin with a short presentation of the report followed by a question and answer session.

The conference call will be broadcasted live via the Internet.
Please see the Investor Relations section of our website for handout and further details.
www.atlascopco-group.com

If you have questions or comments, please contact Mattias Olsson by e-mail: mattias.olsson@se.atlascopco.com or by telephone: +46 (0)8 743 8291.

To help ensure that the conference call begins in a timely manner, please dial in 5-10 minutes prior to the scheduled start time.

| Dial-in number | Replay-number | Code |
|---|---|---|
| +44 (0)207 784 1017 | +44 (0)207 784 1024 | 554 791 |

The replay is available for two days.

We look forward to your participation.

Mattias Olsson
Investor Relations Manager